[Letterhead of Vulcan Materials Company]
May 27, 2009
VIA EDGAR
Norman Gholson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Vulcan Materials Company Registration Statement on Form S-4/A, Filed May 27, 2009 File No. 333-158163
Dear Mr. Gholson:
          Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Vulcan Materials Company (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-4/A (File No. 333-158163) to 5:00pm EST on Thursday, May 28, 2009, or as soon as possible thereafter.
          In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:
•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Norman Gholson
May 27, 2009

          Please contact the undersigned at (205) 298-3209 with any questions you may have concerning this request. In addition, please contact the undersigned when this request for acceleration has been granted.

Very truly yours,
By:	/s/ Robert A. Wason IV
Robert A. Wason IV, Esq.
Senior Vice President and General Counsel